UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

AllDigital Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

01677T106
(CUSIP Number)

Michael F. Linos
220 Technology Drive, Suite 100
Irvine, California 92618
(949) 250-7340

With a copy to:

Larry A. Cerutti, Esq.

Rushika Kumararatne de Silva, Esq.
Troutman Sanders LLP
5 Park Plaza, Suite 1400
Irvine, California 92614

(949)-622-2700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01677T106	SCHEDULE 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS Michael F. Linos I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,750,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.28% (1)

14	TYPE OF REPORTING PERSON IN

(1)	Based on 33,231,977 shares of the Issuer’s common stock outstanding as of November 12, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2013.

CUSIP No. 01677T106	SCHEDULE 13D	Page 3 of 5

Item 1.   Security and Issuer.

This statement on Schedule 13D (the “Statement”) is related to shares of common stock, $0.001 par value per share (“Common Stock”), of AllDigital Holdings, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 220 Technology Drive Suite 100, Irvine, California 92618.

Item 2.   Identity and Background

This Statement is filed by Michael F. Linos, an individual (the ”Reporting Person”), whose business address is 220 Technology Drive Suite 100, Irvine, California 92618. The Reporting Person’s principal occupation is serving as the Executive Vice President Sales of the Company.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Person used personal funds to purchase 3,750,000 shares of Common Stock on January 27, 2014 (the “Investment”). The Reporting Person did not beneficially own any shares of Common Stock prior to the Investment.

Item 4.   Purpose of Transaction.

The Reporting Person has acquired beneficial ownership of the shares of Common Stock for investment purposes. The Reporting Person from time to time intends to review his investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Person or otherwise acquired by him, either in the open market or in privately negotiated transactions.

On January 27, 2014, the Reporting Person became a member of the Board of Directors of the Company and entered into an Employment Agreement pursuant to which the Reporting Person will be issued 1,000,000 shares of the Company’s common stock on each of January 27, 2015 and January 27, 2016. Any unissued shares to which the Reporting Person may become eligible under the terms of his Employment Agreement will accelerate at the Reporting Person’s option upon a change of control.

Except as described above, the Reporting Person currently does not have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

CUSIP No. 01677T106	SCHEDULE 13D	Page 4 of 5

Item 5.   Interest in Securities of the Issuer.

(a) As of April February 5, 2014, the Reporting Person was the beneficial owner of 3,750,000 shares of Common Stock (which represents approximately 11.28% of the outstanding shares of Common Stock, based on 33,231,977 shares of the Company’s common stock outstanding as of November 12, 2013 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2013).

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Michael F. Linos	0	3,750,000	0	3,750,000

(c) On January 27, 2014, the Reporting Person purchased 2,250,000 shares of Common Stock from the Company at a purchase price of $0.15 per share in a privately negotiated transaction. On January 27, 2014, the Reporting Person also purchased an aggregate of 1,500,000 shares of Common Stock from insiders of the Company at a purchase price of $0.15 per share in privately negotiated transactions. Except as set forth herein, during the past 60 days, the Reporting Persons has not effected any transactions in the shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection his appointment as Executive Vice President Sales, the Reporting Person entered into an Employment Agreement with the Company’s wholly owned subsidiary, AllDigital, Inc., on January 27, 2014 (the “Employment Agreement”).

Under the terms of the Employment Agreement, upon the Reporting Person’s termination by the Company for certain enumerated reasons, the Company will have the right to repurchase any shares of common stock of the Company beneficially owned by the Reporting Person on the effective date of his termination at a per share purchase price of $0.15.

Under the terms of the Employment Agreement, the Reporting Person will be issued 1,000,000 shares of the Company’s common stock on each of January 27, 2015 and January 27, 2016. Any unissued shares to which the Reporting Person may become eligible under the terms of his Employment Agreement will accelerate at the Reporting Person’s option upon a change of control.

Item 7.   Material to be Filed as Exhibits.

Exhibit	Description
99.1	Employment Agreement

CUSIP No. 01677T106	SCHEDULE 13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2014	/s/ MICHAEL F. LINOS
Michael F. Linos, an individual